UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AdvancePierre Foods Holdings, Inc.

(Name of Subject Company)

AdvancePierre Foods Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00782L107

(CUSIP Number of Class of Securities)

Michael B. Sims

Senior Vice President, Chief Financial Officer and Treasurer

9987 Carver Road

Blue Ash, Ohio 45242

(800) 969-2747

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a Copy to

Jeffrey H. Cohen

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

(213) 687-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of AdvancePierre Foods Holdings, Inc., a Delaware corporation (the “Company”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2017 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by DVB Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Tyson Foods, Inc., a Delaware corporation, to purchase all of the shares of Company Common Stock, par value $0.01 per share, issued and outstanding (the “Shares”) at a purchase price per Share of $40.25, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed with the SEC on May 9, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are incorporated by reference and filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9. The Offer is described in a Tender Offer Statement on Schedule TO, filed with the SEC on May 9, 2017.

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the section captioned “Tax Gross-Ups” on pages 12-13 of the Schedule 14D-9 with the following:

“Tax Gross-Ups

Subject to good faith consultation and agreement between the Company and Parent, the Company may make, or enter into binding obligations to make, gross-up, indemnification or other reimbursement payments to certain of its executive officers and other individuals with regard to Section 4999 of the Internal Revenue Code of 1986, inclusive of any income taxes, employment taxes and excise taxes applicable thereto (except for Mr. Simons, whose current agreements with the Company already provide for such a reimbursement). All such payments will not exceed $12.5 million in the aggregate and will be allocated amongst such individuals prorata based on the maximum amount of such taxes under such section that is reasonably expected to become payable by such individuals. For estimates of the amounts of such payments payable to each of the Company’s named executive officers, please see “ITEM 8. ADDITIONAL INFORMATION—Golden Parachute Compensation” below, which is incorporated herein by reference.”

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the section captioned “Golden Parachute Compensation” on pages 50-51 of the Schedule 14D-9 with the following:

“Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers based on the Transactions, assuming that the closing date of the Merger is June 7, 2017, and the named executive officers each experience a qualifying termination (as provided in each applicable plan, program or agreement) on the same day immediately following the Merger.

Name	Cash ($)(1)	Equity ($)(2)	Pension / NQDC ($)(3)	Perquisites / Benefits ($)(4)	Tax Reimbursements ($)(5)	Total ($)
John N. Simons, Jr.	$—	$—	$—	$—	$—	$—
Christopher D. Sliva	$5,200,000	$7,846,013	$—	$51,001	$3,732,432	$16,829,446
Michael B. Sims	$1,620,000	$4,176,711	$—	$43,134	$—	$5,839,845
George F. Chappelle, Jr.	$1,120,250	$5,169,115	$—	$42,334	$—	$6,331,699
James L. Clough	$1,078,438	$4,176,711	$—	$42,315	$—	$5,297,464

(1)	For Mr. Sliva, represents (i) a lump sum payment equal to the sum of (a) three times Mr. Sliva’s then-current annual base salary ($800,000) plus (b) three times Mr. Sliva’s target annual bonus for 2016 ($800,000), in each case pursuant to the terms of his employment agreement with the Company, and (ii) a bonus payment prorated to the first day of the month following the month in which the Acceptance Time occurs, pursuant to the terms of the Merger Agreement, which is calculated at target performance for purposes of this disclosure because the actual amount is uncertain as of the time of this filing ($400,000). For Mr. Sims, represents (i) a lump sum payment equal to 1.5 times the sum of (a) his base salary ($500,000) and (b) the two-year average of prior years’ bonuses (for 2015, $410,000, and for 2016, $500,000) pursuant to the Executive Severance Plan and (ii) a bonus payment prorated to the first day of the month following the month in which the Acceptance Time occurs, pursuant to the terms of the Merger Agreement, which is calculated at target performance for purposes of this disclosure because the actual amount is uncertain as of the time of this filing ($187,500). For Mr. Chappelle, represents (i) a lump sum payment equal to 1.0 times the sum of (a) his base salary ($500,000) and (b) the two-year average of prior years’ bonuses (for 2015, $400,000, and for 2016, $465,500) pursuant to the Executive Severance Plan and (ii) a bonus payment prorated to the first day of the month following the month in which the Acceptance Time occurs, pursuant to the terms of the Merger Agreement, which is calculated at target performance for purposes of this disclosure because the actual amount is uncertain as of the time of this filing ($187,500). For Mr. Clough, represents (i) a lump sum payment equal to 1.0 times the sum of (a) his base salary ($500,000) and (b) the two year average of prior years’ bonuses (for 2015, $360,000, and for 2016, $421,875) pursuant to the Executive Severance Plan and (ii) a bonus payment prorated to the first day of the month following the month in which the Acceptance Time occurs, pursuant to the terms of the Merger Agreement, which is calculated at target performance for purposes of this disclosure because the actual amount is uncertain as of the time of this filing ($187,500).
(2)	For a description of the treatment and detailed breakdown of each named executive officer’s equity award-based payments, see the section titled “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Effect of the Merger Agreement on Equity Awards” above.
(3)	None of the named executive officers will be entitled to additional pension or non-qualified deferred compensation benefits in connection with the Merger.
(4)	Includes, for Mr. Sliva, continued health insurance benefits at the Company’s expense for 24 months following the date of termination ($26,001), for Mr. Sims, continued health insurance benefits at the Company’s expense for 18 months following the date of termination ($18,134), and for Messrs. Chappelle and Clough, continued health insurance benefits at the Company’s expense for 12 months following the date of termination ($17,334 and $17,315, respectively). Also includes outplacement benefits for three months for each named executive officer except Mr. Simons (estimated to be $25,000 in each case).
(5)

In connection with the Company’s entry into the Merger Agreement, the Company intends to enter into agreements with certain of its executive officers and other individuals, including each of the named executive officers (other than Mr. Simons), subject to good faith consultation and agreement between the Company and Parent. Pursuant to such agreements, each such person will be entitled to a tax reimbursement or gross-up in respect of Section 4999 of the Code, inclusive of any income taxes, employment taxes and excise taxes applicable thereto. Mr. Simons’ current agreements with the Company already provide for such a reimbursement. All such payments will not exceed $12.5 million in the aggregate, and will be allocated amongst such individuals, including the named executive officers, prorata based on the maximum amount of such taxes under such section that is reasonably expected to become payable by such individuals. The amounts reflected in this table are estimates of the amounts that may become payable to the named executive officers pursuant to these arrangements and are included solely for illustrative purposes. Additional information regarding these payments is provided in the section titled “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Tax Gross-Ups” above.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ADVANCEPIERRE FOODS HOLDINGS, INC.

By:	/s/ Christopher D. Sliva
Name:	Christopher D. Sliva
Title:	President and Chief Executive Officer

Dated: June 2, 2017